Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended March 31, 2013	Three months ended March 31, 2012
Income available to common shareholders	$2,280	$1,588

Weighted average shares outstanding	8,492	9,436

Basic earnings per share	$0.27	$0.17

Income for diluted earnings per share	$2,280	$1,588

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,494	9,449

Diluted earnings per share	$0.27	$0.17

__________

(1) All related to outstanding stock options.

40